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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  ___________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               Weeks Corporation
             -----------------------------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

        Georgia                                           58-1525322
----------------------------------------  --------------------------------------
(State of Incorporation or                    (IRS Employer Identification No.)
 Organization)


        4497 Park Drive
        Norcross, Georgia                                   30093
----------------------------------------  --------------------------------------
(Address of Principal Executive Offices)                    (Zip Code)

    If this form relates to the               If this form relates to the
    registration of a class of securities     registration of a class of
    pursuant to Section 12(b) of the          securities pursuant to Section
    Exchange Act and is effective             12(g) of the Exchange Act and is
    pursuant to General  Instruction A.(c),   effective pursuant to General
    please check the following box. [X]       Instruction A.(d), please Check
                                              the following box. [_]


Securities Act registration statement file number to which this form relates:
__________________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to                   Name of Each Exchange on Which
 be so Registered                          Each Class is to be Registered
-----------------------                  --------------------------------

Preferred Stock Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On May 20, 1998, the Board of Directors of Weeks Corporation (the "Company") adopted a Shareholder Rights Plan pursuant to a Rights Agreement (the "Rights Agreement") and authorized and declared a dividend of one Preferred Stock Purchase Right (a "Right") with respect to each outstanding share of common stock, par value $.01 per share ("Common Stock"), of the Company. The dividend is payable on June 30, 1998 to the shareholders of record on that date (the "Record Date"), and to each holder of Common Stock issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption of the Rights. Except as set forth below, each Right entitles the registered holder thereof to purchase from the Company at any time after the Distribution Date one one-thousandths of one share of Series B Junior Participating Preferred Stock, par value $.01 per share ("Preferred Stock"), at a price of $125.00 per one one-thousandths of one share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will attach to all certificates of outstanding shares of Common Stock, and no separate Right Certificates (as hereinafter defined) will be distributed. The Rights will become exercisable and separate from the shares of Common Stock upon the earlier to occur of (i) ten days after the date (the "Stock Acquisition Date") of a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being hereinafter referred to as an "Acquiring Person"/1/); or (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming the beneficial owner of 15% or more of the outstanding Common Stock (the earlier of such dates in clauses (i) and (ii) being called the "Distribution Date"). Shares of Common Stock beneficially owned by the Company or any subsidiary of the Company will not be considered outstanding for purposes of calculating the percentage ownership of any person.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the certificates for the Common Stock, (ii) the Rights will be transferred with,

____________________

     /1/Each of the following persons will not be deemed to be an Acquiring Person even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock: (i) the Company, any subsidiary of the Company, or any employee benefit plan of the Company or of any subsidiary of the Company, and (ii) any person who would otherwise become an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock unless and until such person shall become the beneficial owner of any additional shares of Common Stock.

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and only with, the shares of Common Stock, (iii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (collectively, the "Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on June 30, 2008, unless earlier redeemed by the Company as described below.

     If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of shares of Preferred Stock and upon payment of the Purchase Price, shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, all Rights that are, or were, beneficially owned by an Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

     If, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of the Company's business, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of shares of Preferred Stock and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable. If a transaction results in a holder's having a Flip-Over Right subsequent to a transaction resulting in a holder's having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

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     The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each whole share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (x) $1,000 per share or (y) 1,000 times the payment made per share of Common Stock. Each whole share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or other property, each whole share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandths interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     At any time after a Person becomes an Acquiring Person and before the acquisition by a Person of 50% or more of the outstanding Common Stock of the Company, the Board of Directors may, at its option, issue Common Stock or common stock equivalents of the Company in mandatory redemption of, or in exchange for, all or part of the then outstanding exercisable Rights (other than Rights owned by such Acquiring Person which would become null and void) at an exchange ratio of one share of Common Stock, or common stock equivalents equal to one share of Common Stock, per Right, subject to adjustment.

     To the extent that, after the triggering of Flip-In Rights, insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price.

     The Company is not required to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandths of a Preferred Share, which may, at the election of the Company be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current value of one one-thousandths of a share of Preferred Stock. Following the triggering of the Flip-In Rights, the Company will not be required to issue fractional shares of Common Stock upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of

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the current market value of a share of Common Stock.

     At any time prior to the Stock Acquisition Date, the Board of Directors of the Company may redeem all, but not less than all, of the then outstanding Rights at a price of $.001 per Right (the "Redemption Price"); provided, however, that if the authorization to redeem the Rights occurs within one year after the date of a change in a majority of the Board of Directors of the Company as a result of certain hostile proxy or consent solicitations, then the redemption of the Rights will require the approval of a majority of the Continuing Directors (as hereinafter defined). Additionally, approval of a majority of the Continuing Directors is necessary for redemption of the Rights after the Stock Acquisition Date. A "Continuing Director" is defined as any member of the Board who was a member of the Board immediately prior to the date of the Rights Plan, and who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any member of the Board who becomes a member of the Board subsequent to the date of the Rights Plan and who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person, if such person is recommended, nominated or approved for election on the Board by a majority of the Continuing Directors then on the Board.

     The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock. If the Rights should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

     Prior to the Stock Acquisition Date, the Rights Agreement generally may be amended by the Company without the consent of the holders of the Rights or the Common Stock. On or after the Stock Acquisition Date, the Company may amend the Rights Agreement only to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with the other provisions of the Rights Agreement, or (iii) change or supplement the Rights Agreement in any other manner which the Company may deem necessary or desirable, provided that no amendment shall adversely affect the interests of the holders of Rights (other than any interest of an Acquiring Person or an affiliate or associate of an Acquiring Person). In addition, the Rights Plan may be amended only with the approval of a majority of the Continuing Directors after a person has become an Acquiring Person or within one year after the date of a change in a majority of the Company's Board as a result of certain hostile proxy or consent solicitations.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to

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a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights Agreement helps ensure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding Common Stock. The adoption of the Rights Agreement is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's shareholders.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A with respect to the Rights filed with the Securities and Exchange Commission (Commission File No. 011-13254). A copy of the Rights Agreement is available free of charge from the Company, 4497 Park Drive, Norcross, Georgia 30093;
Attention: Vice President -- Investor Relations. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Certain matters discussed herein may constitute Forward-looking Statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Act of 1934, as amended, each as amended by the Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996). Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Any such Forward-looking Statements are not guarantees of future performance and the Company's actual results could differ materially from those set forth in such Forward-looking Statements. Factors currently known to management that could cause actual results to differ materially from those set forth in such Forward-looking Statements include risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K. The Company undertakes no obligation to update or revise Forward-looking Statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

ITEM 2.        EXHIBITS.

Exhibit No.    Description of Exhibit

3.1            Articles of Amendment

4.1            Rights Agreement

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4.2            Form of Right Certificate

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                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    WEEKS CORPORATION


Date: June 26, 1998                 By:/s/ David P. Stockert
                                       __________________________________
                                       Name:  David P. Stockert
                                       Title: Senior Vice President and Chief
                                              Financial Officer

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                               INDEX TO EXHIBITS

Exhibit No.      Description of Exhibits

3.1              Articles of Amendment

4.1              Rights Agreement

4.2              Form of Right Certificate

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